Exhibit 2.1

MEMBERSHIP INTEREST

PURCHASE AGREEMENT

by and among

WANXIANG PRODUCT DEVELOPMENT CORP.,

RB D&R, LLC

ANTHONY URBAN,

and

CTS CORPORATION

dated as of December 21, 2012

ARTICLE I PURCHASE AND SALE OF MEMBERSHIP INTERESTS		1

1.1	Purchase and Sale of Membership Interests	1

1.2	Purchase Price	1

1.3	Closing Deliveries	2

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE SELLERS		3

2.1	Existence and Good Standing	3

2.2	Validity and Enforceability	3

2.3	Title to Membership Interests	3

2.4	No Violation	4

2.5	Consents	4

2.6	Litigation	4

ARTICLE 3 REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY		4

3.1	Organization; Power and Authority; Affiliates; Books and Records	4

3.2	Capitalization	5

3.3	Financial Statements	6

3.4	No Material Undisclosed Liabilities; Accounts Payable	7

3.5	Accounts Receivable	7

3.6	Inventory	8

3.7	No Material Adverse Effect	8

3.8	Real Property	8

3.9	Necessary Property	9

3.10	Intellectual Property	9

3.11	Material Contracts	10

3.12	Compliance with Laws; Permits	12

3.13	Insurance	12

3.14	Litigation and Orders	13

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3.15	Taxes	13

3.16	Employee Benefits	16

3.17	Labor Matters	20

3.18	Bank Accounts	21

3.19	Officers	22

3.20	Environmental Matters	22

3.21	Customers and Suppliers	23

3.22	Transactions with Related Parties	24

3.23	Absence of Certain Business Practices	24

3.24	Brokers’ and Finders’ Fees	24

3.25	Disclosure	24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER		25

4.1	Existence and Good Standing	25

4.2	Validity and Enforceability	25

4.3	No Violation	25

4.4	Consents	25

4.5	Litigation	25

ARTICLE 5 INDEMNIFICATION		25

5.1	Survival	25

5.2	General Indemnification by the Sellers	26

5.3	General Indemnification by Purchaser	26

5.4	Indemnification Procedures	27

5.5	Limitation on Purchaser Indemnified Party Claims	28

5.6	Sellers Indemnification for Inventory Matters	28

5.7	Exceptions to Limitations	29

5.8	Payment of Indemnification Obligations	29

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5.9	Consideration Adjustments	29

ARTICLE 6 TAX MATTERS		29

6.1	Tax Returns	29

6.2	Cooperation on Tax Matters	30

6.3	Straddle Period	30

6.4	Tax Refunds and Credits	31

6.5	Purchase Price Allocation	31

ARTICLE 7 GENERAL PROVISIONS		31

7.1	Certain Definitions	31

7.2	Notices	36

7.3	Entire Agreement; No Assignment; No Third Party Beneficiaries; Waiver	37

7.4	Amendment	37

7.5	Severability	37

7.6	Specific Performance	38

7.7	Governing Law	38

7.8	Further Assurances	38

7.9	Publicity	38

7.10	Counterparts	38

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (the “Agreement”) is made and entered into as of this 21st day of December, 2012, by and among Wanxiang Product Development Corp., a Michigan corporation (“Wanxiang”), RB D&R, LLC, a Delaware limited liability company (“RB D&R”), Anthony Urban, an individual (“Urban” and together with Wanxiang and RB D&R, the “Sellers”), and CTS Corporation, an Indiana corporation (“Purchaser”).

RECITALS

A. The Sellers own all of the issued and outstanding membership interests of D & R Tech II, L.L.C., a Delaware limited liability company (the “Company”).

B. The Sellers want to sell to Purchaser, and Purchaser wants to purchase from the Sellers, all of the issued and outstanding membership interests of the Company in accordance with the terms and conditions set forth in this Agreement.

C. Prior to the date of this Agreement, the ownership interests in 1648894 Alberta Ltd. were transferred to RB D&R.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, promises and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, subject to the terms and conditions hereof, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF MEMBERSHIP INTERESTS

1.1 Purchase and Sale of Membership Interests. Concurrently with the execution and delivery of this Agreement, the Sellers are selling, assigning, transferring and delivering to Purchaser, and Purchaser is purchasing from the Sellers, all of the membership interests in the Company (the “Membership Interests”), free and clear of all pledges, liens, charges, security interests, restrictions or other encumbrances of any kind (collectively, “Liens”). The term “Closing Date” means the date on which the last of the parties executes and delivers this Agreement. All transfers and assumptions hereunder will be deemed to have been made simultaneously and will become effective, and legal and equitable title to the Membership Interests will pass to Purchaser as of 12:01 a.m. (Eastern Time) on the Closing Date. Any terms used in this Agreement and not previously defined herein shall have definitions assigned to them in Section 7.1 below.

1.2 Purchase Price. In full consideration for the transfer of the Membership Interests, Purchaser is delivering and paying to the Sellers a purchase price of $63,500,000 (the “Purchase Price”), as follows:

(a) Purchaser is paying or causing to be paid to the Persons entitled thereto all or part of the Certified Indebtedness;

(b) Purchaser is paying the Selling Expenses to the Persons entitled thereto, to the extent previously unpaid;

(c) Purchaser is delivering $5,000,000 to the escrow agent to be held pursuant to the terms of the Escrow Agreement; and

(d) Purchaser is paying to the Sellers an amount equal to the Purchase Price minus the aggregate of the amounts referred to in the preceding clauses of this Section 1.2 in accordance with certificate delivered pursuant to Section 1.3(a)(x) hereof.

1.3 Closing Deliveries.

(a) Deliveries by Sellers. Concurrently with the execution of this Agreement, the Sellers are delivering, or causing to be delivered, to Purchaser the following items:

(i) certificates representing the Membership Interests, if such membership interests are certificated, duly endorsed (or accompanied by appropriate transfer powers duly endorsed) in blank by the registered holders thereof for transfer, together with such supporting documents, endorsements, assignments, affidavits and other good and sufficient instruments of sale and transfer, in form and substance satisfactory to Purchaser and its counsel, as are necessary to permit Purchaser (or its designee) to acquire the Membership Interests free and clear of all Liens;

(ii) reasonably current good standing certificates for each of the Company and its Affiliates (as defined herein) from the Secretary of State of the state of each entity’s incorporation or organization, together with written confirmation, if available or, if not, oral advice, as to the continued good standing as of the Closing from each of the foregoing jurisdictions;

(iii) certified copies of each of the Governing Documents of the Company and its Affiliates, all certified by the manager or secretary of such respective entity;

(iv) certified copies of the resolutions of the members and managers (or other appropriate governing authority) of each of the applicable Sellers approving the transactions contemplated by this Agreement;

(v) written resignations of each director, manager and officer, as applicable, of the Company and its Affiliates, which resignations will not result in the termination of any employment agreement currently in place between such individuals and D&R Technology, L.L.C.

(vi) the joinder in the form attached as Exhibit “A” duly executed by James Costabilo, Bob Melenovsky, Vince Pecis, Keith Duell and Carl Black;

(vii) an escrow agreement in the form attached as Exhibit “B” (the “Escrow Agreement”), duly executed by the Sellers;

(viii) a certificate signed by an officer of the Company, dated as of the Closing Date, setting forth in sufficient detail reasonably acceptable to Purchaser (A) the Certified Indebtedness, (B) the Selling Expenses, and (C) the amount payable to each Seller on the Closing Date pursuant to Section 1.2 of this Agreement;

(ix) copies of the payoff letters and appropriate termination statements under the Uniform Commercial Code and other documents and instruments as may be requested by Purchaser to extinguish all Indebtedness of the Company and its Affiliates and all security interests related thereto; and

(x) a non-foreign person affidavit that complies with the requirements of Section 1445 of the Code, executed by each Seller and in form and substance reasonably satisfactory to Purchaser.

(b) Concurrently with the execution and delivery of this Agreement, Purchaser is delivering, or causing to be delivered, to the Company and the Sellers, as appropriate, the following:

(i) the closing payments in accordance with Section 1.2; and

(ii) the Escrow Agreement, duly executed by Purchaser.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, represents and warrants to Purchaser as follows:

2.1 Existence and Good Standing. If such Seller is an entity, such Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation.

2.2 Validity and Enforceability. Such Seller has the capacity or the requisite power and authority, as the case may be, to execute, deliver and perform his, her or its obligations under this Agreement and the Ancillary Agreements. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of such Seller. This Agreement and each of the Ancillary Agreements have been duly executed and delivered by the Seller and, assuming due authorization, execution and delivery by Purchaser, represent the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with their respective terms.

2.3 Title to Membership Interests. Such Seller is the sole record and beneficial owner of, and has good and marketable title to, its Membership Interests, free and clear of all Liens. Upon the consummation of the transactions contemplated by this Agreement, Purchaser will acquire good and valid title to the Seller’s Membership Interests, free and clear of all Liens.

2.4 No Violation. Neither the execution of this Agreement or the Ancillary Agreements, nor the performance by such Seller of his, her or its obligations hereunder or thereunder will: (a) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Violation”) (i) any provision of the Governing Documents of Seller (if Seller is an entity), the Company or the Company’s Affiliates, or by which any of its or their assets or properties are bound, or (ii) any Law or Order applicable to such Seller, the Company or any of the Company’s Affiliates, or by which any of his, her or its properties or assets are bound; (b) conflict with or result in a Violation of, or otherwise give any Person additional rights or compensation under, any Contract to which such Seller, the Company or any Affiliate is a party or by which any of the assets or properties of the Seller, the Company or any Affiliate are bound, except where the Violation is not reasonably likely to result in a Material Adverse Effect; or (c) result in the creation or imposition of any Lien with respect to, or otherwise have an adverse effect upon, the Membership Interests owned by such Seller or the properties or assets of the Company or its Affiliates.

2.5 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notification to, any Government Agency or any other Person, including a party to any Material Contract with the Company or any Affiliate, is required in connection with (a) the execution and delivery by the Sellers of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby, or (b) the continuing validity and effectiveness immediately following the date hereof of any Permit or Contract of the Company or its Affiliates, in each case, except as set forth on Schedule 2.5.

2.6 Litigation. There is no Order or Proceeding pending, or to the knowledge of such Seller, threatened against such Seller that would give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent such Seller from complying with the terms of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

The Sellers jointly and severally represent and warrant to Purchaser as follows:

3.1 Organization; Power and Authority; Affiliates; Books and Records.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware and is duly authorized, qualified or licensed to do business and is good standing in each of the jurisdictions listed on Schedule 3.1(a), which are the only jurisdictions in which the Company is required to be so qualified. Each of the Company’s Affiliates is duly organized, validly existing and in good standing under the laws of their respective jurisdiction of incorporation or organization, as applicable, and is duly authorized, qualified or licensed to do business and is in good standing in each of the jurisdictions in which the Affiliates are required to be so qualified. Set forth on Schedule 3.1(a) are each location (specifying country, state, county and city) where the Company or any Affiliate: (a) has a place of business; (b) owns or leases real property; and (c) owns or leases any other property.

(b) Each of the Company and its Affiliates has all requisite corporate or company power and authority to (i) own, lease and operate its properties and assets as and where currently owned, operated and leased and (ii) carry on its business as now being conducted.

(c) Except as set forth on Schedule 3.1(c), the Company does not directly or indirectly, own or have the right to acquire any equity interest in any other Person (each such Person set forth on Schedule 3.1(c) referred to herein as an “Affiliate” and, collectively, as the “Affiliates”).

(d) Complete and correct copies of the charter documents, by-laws, operating agreements and partnership agreements (collectively, the “Governing Documents”) of the Company and its Affiliates, each as currently in effect and reflecting any and all amendments thereto through the date hereof, have been previously delivered and made available to Purchaser. Such Governing Documents are in full force and effect and neither the Company nor any Affiliate is in material violation of any provision thereof.

(e) All books, records and accounts of the Company and its Affiliates are accurate and complete in all material respects and are maintained in accordance with good business practice and applicable Laws. The minute books and equity record books of the Company and its Affiliates previously delivered to Purchaser are true, correct and complete and accurately reflect the record ownership of all outstanding equity interests of the Company and its Affiliates and all actions taken by the Company and its Affiliates, as applicable.

3.2 Capitalization.

(a) Schedule 3.2(a) sets forth a true and complete statement of the capitalization of the Company. All of the Membership Interests have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any applicable federal and state securities laws and any preemptive rights or rights of first refusal or similar rights of any Person. The Membership Interests represent the only issued and outstanding equity of the Company. There are no outstanding securities convertible into, or exchangeable or exercisable for, membership interests in the Company and there are no options, warrants, calls, rights, subscriptions, preemptive rights, claims of any character, commitments, obligations or agreements (including employment, termination and similar agreements), contingent or otherwise, of any kind obligating the Company, directly or indirectly, to issue, deliver, sell, purchase, redeem or acquire any membership interests in the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as set forth on Schedule 3.2(a), (i) there are no Contracts relating to the issuance, sale, transfer or voting of any equity securities or other securities of the Company and (ii) there is no obligation, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any membership interests of the Company or provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any Guarantee with respect to the obligations of any other Person. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote or consent (or convertible into or exchangeable for securities of the Company having the right to vote or consent) on any matters on which the members of the Company may vote.

(b) All outstanding shares of capital stock or membership interests of the Affiliates are owned by the Company, free and clear of all Liens. All such issued and outstanding equity interests have been duly authorized and validly issued, are fully paid and nonassessable, and have not been issued in violation of any applicable federal and state securities laws and any preemptive rights or rights of first refusal or similar rights of any Person. No shares of capital stock or membership interests of any Affiliate are reserved for issuance. There are no outstanding securities convertible into, or exchangeable or exercisable for, equity interests in any Affiliate and there are no options, warrants, calls, rights, subscriptions, preemptive rights, claims of any character, commitments, obligations or agreements (including employment, termination and similar agreements), contingent or otherwise, of any kind obligating any Affiliate, directly or indirectly, to issue, deliver, sell, purchase, redeem or acquire any membership interests in any Affiliate, or obligating any Affiliate to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are no agreements, commitments or contracts relating to the issuance, sale, transfer or voting of any equity securities or other securities of any Affiliate. There is no obligation, contingent or otherwise, of any Affiliate to repurchase, redeem or otherwise acquire any share of the capital stock or other equity interests of any Affiliate or provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any Guarantee with respect to the obligations of any other Person. There are no bonds, debentures, notes or other indebtedness of any Affiliate having the right to vote or consent (or convertible into or exchangeable for securities of the Affiliate having the right to vote or consent) on any matters on which the members or stockholders of the Affiliate may vote. There are no restrictions on the Company to vote the ownership interest of any of its Affiliates.

3.3 Financial Statements.

(a) Schedule 3.3(a) sets forth true and complete copies of: (i) the Company’s audited consolidated balance sheets at December 31, 2010 and December 31, 2011, and statements of operation, cash flow and owners’ equity for the annual periods ending as of such dates, as certified by the Company’s independent auditing firm (collectively, the “Company Audited Financial Statements”), and (ii) the Company’s unaudited consolidated balance sheet as of November 30, 2012 (the “Company Interim Balance Sheet”), and the related unaudited consolidated statements of operation, cash flow and owners’ equity for the eleven (11) month period then ended (the “Company Interim Financial Statements”). The Company Audited Financial Statements, as stated by the auditors therein and as modified in their notes thereto, and the Company Interim Financial Statements, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Affiliates as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Affiliates for the periods presented therein.

(b) The books and records of the Company accurately and fairly reflect, in all material respects, its income, expenses, assets and liabilities and the Company maintains internal accounting controls which provide reasonable assurance that: (i) transactions are executed in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of reliable financial statements and to maintain accountability for earnings and assets; (iii) access to assets is permitted only in accordance with management’s authorization; (iv) the recorded accountability of all assets is compared with existing assets at reasonable intervals; and (v) all charges and expenses among the Company, the Affiliates, the Sellers and their respective affiliates are accurately reflected at fair arm’s length value in all financial statements.

3.4 No Material Undisclosed Liabilities; Accounts Payable. Neither the Company nor any of its Affiliates has any material liability or obligation of any nature, whether due or to become due, absolute, contingent or otherwise, including liabilities relating to any claims for or in respect of federal, state and local taxes and any interest or penalties relating thereto, that is required by GAAP to be disclosed, reflected or reserved against on the Company’s financial statements, except: (a) to the extent reflected as a liability on the Company Interim Balance Sheet; and (b) liabilities incurred in the Ordinary Course of Business since the date of the Company Interim Balance Sheet and fully reflected as liabilities on the Company’s books of account (none of which relates to breach of Contract, tort, infringement, violation of Law or Environmental liability). Neither the Company nor any of its Affiliates are directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obligated in any other way to provide funds in respect of, or to Guarantee or assume, any debt, obligation or dividend of any Person, except endorsements in the Ordinary Course of Business in connection with the deposit of items for collection. The Company Interim Balance Sheet reflects material reserves (including reserves related to the inventory of the Company) or other appropriate provisions of losses and expenses of the Company and its Affiliates as of the dates thereof. Schedule 3.4 sets forth a schedule of all of the Company’s and its Affiliates’ accounts payable as of November 30, 2012.

3.5 Accounts Receivable. To the Sellers’ Knowledge, all of the accounts and notes receivable of the Company and its Affiliates represent amounts receivable for sales actually made or services actually provided (or, in the case of non-trade accounts or notes, represent amounts receivable in respect of other bona-fide business transactions), have arisen in the Ordinary Course of Business, are not subject to any counterclaims or offsets (pending or, to the Sellers’ Knowledge, threatened), and have been billed and are generally due within sixty-five (65) days after such billing. To the Sellers’ Knowledge, there are no disputes with respect to any of the accounts receivable reflected on the Company Interim Balance Sheet that have not been reserved for in the Company Interim Balance Sheet. The reserve on the Company Interim Balance Sheet against the accounts receivable for returns and bad debts has been calculated in accordance with GAAP and in a manner consistent with past practice. To the Sellers’ Knowledge, all such receivables are materially collectible in the Ordinary Course of Business subject to the reserve for bad debts set forth on the Company Interim Balance Sheet. Neither the Company nor any Affiliate has agreed to any deduction, free goods, discount or other deferred price or quantity adjustment with respect to any of its accounts receivables. Schedule 3.5 sets forth: (a) the total amount of accounts receivable of the Company and its Affiliates outstanding as of November 30, 2012; and (b) the aging of such receivables.

3.6 Inventory. Schedule 3.6 sets forth a list of all inventory maintained by the Company or any Affiliate as of November 30, 2012. Subject to the reserves set forth in the Company Interim Balance Sheet described in Section 3.4, all inventory of the Company is valued on the Company’s books and records at the lower of cost or fair market value thereof, based upon the “first in, first out” method of accounting. Purchaser acknowledges that there is an inventory reserve of $300,000 currently reflected in the Company Interim Balance Sheet and that such reserve amount will be increased by the Company on the Closing Date by $300,000 for a total of $600,000. All inventory of the Company and its Affiliates are materially of a quality and quantity useable and saleable and fit for use in its originally intended fashion.

3.7 No Material Adverse Effect. Since November 30, 2012, the business and operations of the Company and its Affiliates have been conducted in the Ordinary Course of Business and there has been no development, fact, event, occurrence or condition of any character that, individually or in the aggregate, has had, or is reasonably likely to result in, a Material Adverse Effect.

3.8 Real Property.

(a) Schedule 3.8(a) contains a brief description of: (i) each parcel of real property owned by the Company or any of its Affiliates (the “Owned Real Property”) (showing the record title holder, legal description, tax identification number, location, improvements, the uses being made thereof and any indebtedness secured by a Lien thereon); and (ii) each option, right of first offer or right of first refusal held by the Company or any of its Affiliates to acquire any real property. The Company or its Affiliates have good, marketable and insurable title in fee simple absolute to all Owned Real Property and to all buildings, structures and other improvements thereon, in each case free and clear of all Liens, except for Permitted Exceptions. The Company and its Affiliates have fulfilled and performed all their material obligations, and all material obligations binding upon any Owned Real Property, under each of the Liens to which any Owned Real Property is subject, neither the Company nor any Affiliate nor any Owned Real Property is in material breach or default under, or in material violation of or noncompliance with, any such Liens, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a material breach, default, violation or noncompliance. The Company and its Affiliates have obtained all necessary Permits and authorizations to operate the Company’s business at such Owned Real Property and the Owned Real Property is in material compliance with all Laws affecting the Owned Real Property. No leasehold interests or other rights of occupancy have been granted to any party in connection with such Owned Real Property. There is no pending or threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any part of any of the Owned Real Property or any buildings, fixtures or appurtenances thereon nor, to the Sellers’ Knowledge, is any such proceeding contemplated by any Government Agency, and neither the Company nor any Affiliate has received any written or oral notice of any of the same. All buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good condition and have been well maintained, normal wear and tear excepted. Complete and correct copies of any instruments evidencing Liens, vesting deeds, commitments for the issuance of title insurance, title options, surveys and appraisals in the Company’s possession and any policies of title insurance currently in force and in the possession of the Company with respect to each such parcel have heretofore been delivered to Purchaser.

(b) Schedule 3.8(b) sets forth a true and complete list of all leases, subleases, licenses or other agreements (collectively, the “Real Property Leases”) under which the Company or any of its Affiliates uses or occupies or has the right to use or occupy real property. Each such Real Property Lease is valid, binding and in full force and effect, all base rent payable by the Company and its Affiliates as tenants thereunder is current, and no termination event or condition or uncured default on the part of the Company or any of its Affiliates exists under any Real Property Lease. Each of the Company and its Affiliates has a valid leasehold interest in or other rights to use or occupy each such parcel of real property leased by it (as measured in the context of their current uses), free and clear of all Liens, except for any of the following (“Permitted Exceptions”): (i) statutory Liens for current Taxes, assessments or governmental charges or levies not yet due and payable as of the date hereof; (ii) statutory Liens of carriers, warehousemen, mechanics, materialmen and the like arising in the Ordinary Course of Business that are not material to the business, operations and financial condition of the Company’s or its Affiliates’ property so encumbered and that are not resulting from a breach, default or violation by the Company or its Affiliates of any Contract or Law; and (iii) all defects, exceptions, restrictions, easements, rights of way and encumbrances that do not materially adversely affect the use of the real property in the operation of the business being conducted thereon.

3.9 Necessary Property. The Company and its Affiliates are the only operators through which the Company’s and its Affiliates’ business is conducted, and except for Permitted Exceptions, the Company and its Affiliates have good and marketable title to, or hold pursuant to valid and enforceable leases, all tangible properties and assets of the Company and its Affiliates (excluding fixtures, real property and Intellectual Property). The assets and properties (tangible and intangible) currently owned, leased or licensed by the Company and its Affiliates (excluding fixtures, real property and Intellectual Property) are free from material defects and in good operating condition and repair (subject to normal wear and tear). The assets and properties, tangible and intangible, currently owned, leased or licensed by the Company and its Affiliates, constitute all of the assets and properties necessary or desirable for the continued conduct of the Company’s and its Affiliates’ business after the date hereof in substantially the same manner as conducted prior to the date hereof.

3.10 Intellectual Property. All of the registered or applied-for Intellectual Property, including the patents, registered trademarks, registered service marks, registered copyrights, and applications for any of the foregoing owned by the Company and its Affiliates (“Registered Intellectual Property”) are set forth on Schedule 3.10. To the Sellers’ Knowledge, the Company and its Affiliates own all right, title and interest in and to the Registered Intellectual Property. To the Sellers’ Knowledge, the Company and its Affiliates have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all material trade secrets included in the Company’s and its Affiliates’ Intellectual Property. The Company and its Affiliates own or possess sufficient legal rights to all Intellectual Property necessary for their respective businesses without any conflict with, or infringement of, the rights of others. There are no outstanding options, licenses, or agreements of any kind relating to Intellectual Property, nor is the Company or its Affiliates bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person or entity. Neither the Company nor its Affiliates has received any written communications alleging that the Company or an Affiliate has violated or, by conducting its respective business, would violate any Intellectual Property rights of any other person or entity. Except as set forth on Schedule 3.10, to the Sellers’ Knowledge, no other Person is violating any Intellectual Property rights of the Company or its Affiliates. The Sellers are not aware that the Company or its Affiliates’ employees is obligated under any Contract (including licenses, covenants or commitments of any nature), or subject to any Order, that would interfere with the use of such employee’s best efforts to promote the interest of the Company or the Company’s Affiliates or that would conflict with the Company’s or its Affiliates’ business. Neither the execution or delivery of this Agreement, nor the carrying on of the Company’s or its Affiliates’ business by the employees of the Company and its Affiliates, nor the conduct of the Company’s and its Affiliates’ respective businesses as proposed, will, to the Sellers’ Knowledge, either conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract, covenant or instrument under which any such employee is now obligated, or materially impair the rights of Company or its Affiliates to use, own, or license any Intellectual Property owned by the Company or its Affiliates that is necessary to conduct their respective businesses. The Company does not believe it is or will be necessary to use any Intellectual Property of any of its employees (or persons it currently intends to hire) made prior to their employment by the Company or its Affiliate, as the case may be. The Company and its Affiliates have, and enforce, a policy requiring each employee, consultant and contractor to execute proprietary information, confidentiality and assignment agreements obligating such employees, consultants and contractors to assign all inventions and works of authorship to the Company or its Affiliates. To the Sellers’ Knowledge, no technology or software owned or used by the Company or its Affiliates contains any virus, worm, trojan horse, other material known contaminant, bug, defect or error that materially and adversely affects the use, functionality or performance of such technology or software or any product or system containing or used in conjunction with such technology or software. The Company and its Affiliates are in material compliance with the terms of any relevant Open Source License, which is defined as open source software licensed under a license approved by the Open Source Initiative, including, without limitation, software, libraries or code licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or Common Development and Distribution License (CDDL). Neither the Company nor its Affiliates, the Company’s or its Affiliates’ products, nor any software or technology developed by or for the Company or its Affiliates is subject to any obligation or condition that would require that any of the Company’s or its Affiliates’ products or any other software or other technology developed by or for the Company or its Affiliates (A) be disclosed, distributed, or made available in source code form; (B) be licensed with the permission to create derivative works; or (C) be redistributable at no charge.

3.11 Material Contracts.

(a) Schedule 3.11(a) sets forth, by reference to the applicable subsection of this Section 3.11(a), each Contract to which the Company or any Affiliate is a party or to which any of the assets of the Company or any Affiliate are bound:

(i) governing the borrowing of money or the Guarantee or the repayment of Indebtedness or granting of Liens on any property or asset of the Company or an Affiliate;

(ii) providing for the employment of any Person;

(iii) containing covenants limiting the freedom of the Company or any Affiliate to compete in any line of business or with any Person or in any geographic area or market or not to solicit or hire any Person;

(iv) for which the Company or any Affiliate is the recipient or grantor of a license, sublicense (of any tier), covenant not to sue or assert, or immunity from suit of any Intellectual Property, except licenses to software that is generally commercially available;

(v) wherein the Company or any Affiliate assigns or is obligated to assign, any title, in whole or in part, solely or jointly, beneficially or actually, with respect to any Intellectual Property, or any entity has an option or other right concerning any of the foregoing;

(vi) with any Affiliate, directors, officers, employees or shareholders of the Company or any Affiliate or any affiliates of any Seller;

(vii) providing for the future or ongoing purchase, maintenance or acquisition, or the sale or furnishing, of materials, supplies, merchandise or equipment (including computer hardware or software or other property or services) in excess of $50,000;

(viii) granting to any Person a first-refusal, first-offer or similar preferential right to purchase or acquire any right, asset or property of the Company or any Affiliate;

(ix) pertaining to the lease of real or personal property;

(x) providing for any offset, countertrade or barter arrangement;

(xi) containing a “most favored nation” pricing agreement, special warranties, agreements to take back or exchange goods, consignment arrangements or similar understandings with a customer or supplier;

(xii) involving a material distributor, sales representative, broker or advertising arrangement that by its express terms is not terminable by the Company or an Affiliate at will or by giving notice of 30 days or less, without liability;

(xiii) involving a joint venture or partnership or involving the sharing of profits, losses, costs or liability by the Company or any Affiliate with any other Person;

(xiv) involving management services, consulting services, support services or any other similar services;

(xv) involving the acquisition of any business enterprise whether via stock or asset purchase or otherwise;

(xvi) granting a power of attorney to any Person; or

(xvii) any other material Contract.

The Contracts described in clauses (i) through (xvii) are each a “Material Contract”.

(b) The Company has heretofore delivered to Purchaser (i) true and complete copies of all Material Contracts, and (ii) a written description of each Material Contract that has not been reduced to writing. Neither the Company nor any Affiliate is, or has received notice that any other party is, in default under any Material Contract and, to the Sellers’ Knowledge, no third party is in default under any Material Contract. To the Sellers’ Knowledge, there has not occurred any event or events that with the lapse of time or the giving of notice or both would constitute such a default. Except as set forth on Schedule 2.5, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will afford any other party to a Material Contract the right to terminate such Material Contract.

3.12 Compliance with Laws; Permits.

(a) Each of the Company and its Affiliates is now, and has been since November 1, 2010, in material compliance with all applicable Laws and Orders. To the Sellers’ Knowledge, there is no proposed Law or Order that would be applicable to the Company or any Affiliate and that would materially affect the business. Neither the Company nor any Affiliate has received notice and have no basis to expect to receive notice regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, or liability under any Law or Order, or (ii) any actual, alleged, possible or potential obligation or liability of the Company or any Affiliate.

(b) Schedule 3.12(b) sets forth a true and complete list of all Permits held by the Company or an Affiliate. Each of the Company and its Affiliates is in material compliance with the terms and conditions thereof and there is no pending or, to the Sellers’ Knowledge, threatened termination, expiration, suspension, withdrawal or revocation of any such Permits. Except for the Permits set forth on Schedule 3.12(b), there are no Permits, whether written or oral, necessary or required for the conduct of the business of the Company and its Affiliates. To the Sellers’ Knowledge, all such Permits are valid and in full force and effect, and none of the Permits will lapse, terminate, expire or otherwise be impaired as a result of the performance of this Agreement by the Sellers or the consummation of the transactions contemplated hereby.

3.13 Insurance. Schedule 3.13 sets forth a true and complete list of all insurance policies covering the assets, business, equipment, properties, operations, employees, officers and managers of the Company or any of the Affiliates. Each such policy is valid and enforceable and in full force and effect and there is no material breach or default by the Company or an Affiliate, and no event has occurred that, with notice or the lapse of time, would constitute a breach or default or permit termination, modification or acceleration under the policy. There is no claim by the Company or any of the Affiliates pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies and bonds have been paid. To the Sellers’ Knowledge, there is no threatened termination of, or premium increase with respect to, any such policies. Since November 1, 2010, neither the Company nor any Affiliate has been refused any insurance with respect to its business or assets, nor has coverage been limited by any insurance carrier to which the Company or any Affiliate has applied for insurance or with which the Company or any Affiliate has carried insurance.

3.14 Litigation and Orders.

(a) Except as disclosed on Schedule 3.14(a), there are, and since November 1, 2010, there have been no Proceedings pending or threatened against, related to or affecting the Company or its Affiliates or their business, operations, assets or managers, officers, employees or members, in their capacities as such, or affecting the Membership Interests. To the Sellers’ Knowledge, no event has occurred or circumstances exist that could give rise to or serve as the basis for the commencement of any such Proceeding.

(b) There are, and since November 1, 2010, there have been, no Orders against or affecting the Company or its Affiliates or their business, operations, assets or managers, officers, employees or members, in their capacities as such, or affecting the Membership Interests.

3.15 Taxes.

(a) Except as set forth in Schedule 3.15(a), the Company and each of its Affiliates have: (i) timely filed, or will timely file, all Tax Returns (as defined herein) required to be filed by it with respect to all Taxes; (ii) timely paid all Taxes (whether or not shown to have become due pursuant to any Tax Return) to the appropriate taxing authority; and (iii) timely paid all other Taxes for which a notice of assessment or demand for payment has been received. All such Tax Returns have been prepared materially in accordance with all applicable laws and requirements and accurately reflect the taxable income (or other measure of tax base) of the Company and its Affiliates for the periods covered. The Company and each of its Affiliates has timely filed all information returns or reports, including, but not limited to, Forms 1099 and Forms W-2 (and foreign, state and local equivalents) which are required to be filed and has to a material extent accurately reported all information required to be included on such returns or reports. True, correct and complete copies of federal and state income Tax Returns of the Company and each of its Affiliates for each of the fiscal years ended December 31, 2010 and December 31, 2011 have been delivered to Purchaser. There are no notices of deficiency or proposed or threatened assessments of Tax, in each case in writing, against the Company or any of its Affiliates or proposed adjustments to any Tax Return pending against the Company or any of its Affiliates, or any proposed adjustments to the manner in which any Tax of the Company and its Affiliates is determined, nor is there pending any audit or review of the Company’s or any of its Affiliates’ Tax Returns, except as provided in Schedule 3.15(a). Schedule 3.15(a) lists all states, territories and jurisdictions in which the Company and each of its Affiliates have filed income, franchise, sales and use tax returns or other Tax Returns. Neither the Company nor any of its Affiliates has been required to file a foreign tax return. Except as disclosed on Schedule 3.15(a), since November 1, 2010 no Tax Return of the Company or any of its Affiliates has been audited by the relevant authorities (and all deficiencies or proposed deficiencies resulting from such audits have been paid or are adequately provided for in the financial statements), and to the Sellers’ Knowledge, no Tax Return has been under examination by any taxing authority. No claim has been made by a taxing authority of a jurisdiction where the Company or any of its Affiliates do not file Tax Returns that the Company or its Affiliates may be subject to taxation by that jurisdiction. Except as set forth on Schedule 3.15(a), neither the Company nor any of its Affiliates has: (i) applied for a Tax ruling; (ii) filed an election under section 338(g) or section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the “Code”) or caused a deemed election under section 338(e) thereof; or (iii) granted a power of attorney with respect to any Tax matter that has continuing effect. There are no Liens for Taxes upon the assets or properties of the Company or any of its Affiliates. Neither the Company nor any of its Affiliates has been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other person other than a group of which the Company was the parent. Neither the Company nor any of its Affiliates has any liability for the Taxes of any person (other than the Company or the Affiliate) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(b) Charges, accruals and reserves for Taxes with respect to the Company and its Affiliates for Tax periods prior to the Closing Date or for any tax period beginning before the Closing Date but ending after the Closing Date (a “Straddle Period”) (including any Tax period prior to the Closing or Straddle Period for which no Tax Return has yet been filed) have been estimated and reflected on the Company Interim Balance Sheet (in addition to any provision for deferred income Taxes) and are adequate to cover such Taxes as of the date of such Company Interim Balance Sheet.

(c) There is no claim (including under any indemnification or Tax sharing agreement), audit, action, suit, proceeding or investigation now pending or, to the Sellers’ Knowledge, threatened against or in respect of: (i) any Tax; or (ii) any items of net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could be carried forward or back to reduce Taxes, other than normal and routine audits by non-federal government agencies.

(d) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Affiliates for any taxable period.

(e) No consent to the application of section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to the Company or any of its Affiliates or any of their assets.

(f) Neither the Company nor any of its Affiliates is a party to, is bound by, or has any obligation under, any Tax sharing allocation or indemnity agreement or similar Contract.

(g) There is no Contract, plan or arrangement to which the Company or any of its Affiliates is a party covering any employee or former employee or contractor or former independent contractor of the Company or an Affiliate, which, individually or collectively, could give rise to the payment of any amount or provision of any benefit that would not be deductible pursuant to sections 280G, 404 or 162(m) of the Code.

(h) Neither the Company nor any of its Affiliates will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under section 481 of the Code (or any similar provision of state, local or foreign law) as a result of change in method of accounting for any taxable period that ends on or before the Closing Date (a “Pre-Closing Tax Period”), (ii) pursuant to the provisions of any agreement entered into with any taxing authority or pursuant to a “closing agreement” as defined in section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign law), (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date or (vi) as a result of any election under section 108(i) of the Code with respect to the discharge of any indebtedness on or prior to the Closing Date.

(i) Neither the Company nor any of its Affiliates is a “foreign person” within the meaning of the Code and regulations promulgated thereunder. None of the assets of the Company or its Affiliates directly or indirectly secure any debt the interest on which is tax-exempt under section 103(a) of the Code; and none of the assets of the Company or any of its Affiliates is “tax-exempt use property” within the meaning of section 168(h) of the Code.

(j) The Company and each of its Affiliates has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any of its Affiliates has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code and no member of the Company is a foreign person for purposes of section 1445 or other provisions of the Code. Neither the Company nor any of its Affiliates has been the “distributing corporation” (within the meaning of section 355(a)(1) of the Code) nor the “controlled corporation” (within the meaning of section 355(a)(1) of the Code) within the two-year period ending as of the date of this Agreement and has not distributed property to its members of a type that would not be treated as “qualified property” within the meaning of sections 355(d) and (e) of the Code. Neither the Company nor any of its Affiliates has participated in any “reportable transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision).

(k) Neither the Company nor any of its Affiliates has made a transfer of intangible property on which Code section 482 will require the recognition of additional income for any period after the date hereof.

(l) No property is subject to any applicable Laws governing the handling or reporting of property subject to escheat (including for this purpose, any Laws regarding escheat, abandoned property, unclaimed property or such other property as to which the owner of such property or the location of the owner is unknown to the Company or its Affiliates, collectively the “Escheat Laws”), including without limitation: (i) taking such action as is required to locate the owner of the property and return such property to the owner in accordance with the Escheat Laws; (ii) timely filing any and all such reports regarding such property with the applicable authority in accordance with the Escheat Laws; and (iii) escheating such property to the applicable authority in accordance with the Escheat Laws. Furthermore, the Company is in material compliance with all applicable Escheat Laws.

(m) The Company and each of its Affiliates have correctly withheld and timely remitted to the appropriate taxing authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other person.

(n) Neither the Company nor any of its Affiliates is currently the beneficiary of any extension of time within which to file any Tax Return.

For purposes of this Agreement, “Tax” or “Taxes” means: (i) any foreign, state or local income, alternative or add-on minimum, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, occupancy, general property, real property, personal property, intangible property, ad valorem, transfer, fuel, excise, profits, license, employment, severance, stamp, occupation, premium, environmental, windfall profit, parking, payroll, withholding, unemployment compensation, social security, retirement, custom, duty or other tax, governmental fee or other like assessment or charge, together with any interest, penalty or addition to tax, whether disputed or not; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other fee or charge of any nature imposed by a Government Agency; (iii) unclaimed property or abandoned property; (iv) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other person; (v) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other person; and (vi) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

For purposes of this Agreement, “Tax Return” means all Tax returns, statements, reports, elections, schedules, claims for refund, and forms (including estimated Tax or information returns and reports), including any supplement or attachment thereto and any amendment thereof.

3.16 Employee Benefits.

(a) The only employee pension benefit plans (as defined in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), welfare benefit plans (as defined in section 3(1) of ERISA), bonus, stock purchase, stock ownership, stock option, equity award, deferred compensation, severance pay, salary continuation, retirement, welfare benefit, incentive or other compensation plan or arrangement, and other employee fringe benefit plans presently maintained, or contributed to, by the Company or its ERISA Affiliates or with respect to which the Company or any ERISA Affiliate has any liability, other than a multiemployer plan as defined in section 3(37) of ERISA, are those listed in Schedule 3.16(a) (the “Benefit Plans”), a true and complete copy of each of which, together with any related summary plan descriptions, trust agreements, insurance contracts, Internal Revenue Service (“IRS”) determination letters and/or rulings, actuarial and/or financial reports and any other governmental filings, has been furnished to Purchaser. The Sellers have also provided to Purchaser, in the case of an unwritten Benefit Plan, a written description thereof, and all material correspondence relating to any Benefit Plan between the Company or any ERISA Affiliate or their representatives and any government agency or regulatory body with respect to any issue that remains unresolved or with respect to which the Company or ERISA Affiliate has or is reasonably expected to incur ongoing obligations.

(b) To the Sellers’ Knowledge, each Benefit Plan has been maintained, operated, and administered in compliance with its terms and any related documents or agreements and in compliance with all applicable Laws.

(c) All contributions to, and payments from, the Benefit Plans which may have been required to be made in accordance with the Benefit Plans and, when applicable, section 302 of ERISA or section 412 of the Code, have been timely made. All such contributions to the Benefit Plans, and all payments under the Benefit Plans, except those to be made from a trust qualified under section 401(a) of the Code, for any period ending before the date hereof that are not yet, but will be, required to be made are properly accrued and reflected on the Company Interim Balance Sheet.

(d) All material reports, returns and similar documents with respect to the Benefit Plans required to be filed with any government agency or distributed to any Benefit Plan participant have been duly and timely filed or distributed to the Sellers’ Knowledge.

(e) Each Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code and, to the Sellers’ Knowledge, nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination.

(f) To the Sellers’ Knowledge, each of the Benefit Plans has been administered at all times in accordance with its terms except that in any case in which any Benefit Plan is currently required to comply with a provision of the Code, but is not yet required to be amended to reflect such Code provision, it has been administered in accordance with such Code provision. To the Sellers’ Knowledge, there are no pending investigations by any Government Agency involving the Benefit Plans, no termination proceedings involving the Benefit Plans, and no threatened or pending claims (except for claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings with respect to any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan which could give rise to any liability, nor are there any facts, to Sellers’ Knowledge, which could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

(g) To the Sellers’ Knowledge, none of the Benefit Plans, the Company, its Affiliates, nor any employee of the Company, nor any trusts created thereunder, nor any trustee, administrator or other fiduciary thereof, has engaged in a “prohibited transaction” (as such term is defined in section 4975 of the Code or section 406 of ERISA) which could subject any of the foregoing to the tax or penalty on prohibited transactions imposed by such section 4975 or the sanctions imposed under Title I of ERISA. Neither the Benefit Plans nor any such trust has been terminated nor have there been any “reportable events” (as defined in section 4043 of ERISA and the regulations thereunder) with respect to either thereof.

(h) No Benefit Plan subject to Title IV of ERISA has incurred any liability to the Pension Benefit Guaranty Corporation other than for the payment of premiums, all of which have been paid when due. No Benefit Plan has applied for or received a waiver of the minimum funding standards imposed by section 412 of the Code. Seller has furnished to Purchaser the most recent actuarial report with respect to each Benefit Plan that is a defined benefit pension plan, as defined by section 3(35) of ERISA. The information supplied to the actuary by the Company for use in preparing those reports was complete and accurate in all material respects.

(i) To the Sellers’ Knowledge, at no time has: (i) the Company; (ii) any other employer (a “Co-Sponsor”) that is, together with the Company, treated as a “single employer” under sections 414(b), 414(c) or 414(m) of the Code; or (iii) any employer which was at any time a Co-Sponsor of the Company (a “Former Co-Sponsor”), incurred any liability which could subject Seller to liability under section 4062 of ERISA.

(j) At no time has the Company, or any Co-Sponsor or Former Co-Sponsor been required to contribute to, or incurred any withdrawal liability (within the meaning of section 4201 of ERISA) to any multiemployer pension plan (within the meaning of section 3(37) of ERISA). The consummation of the transactions contemplated by this Agreement will not cause the Company to incur any withdrawal liability (within the meaning of section 4201 of ERISA). To the Sellers’ Knowledge, the consummation of the transactions contemplated by this Agreement will not cause the Company to incur any withdrawal liability (within the meaning of section 4201 of ERISA).

(k) Seller has provided Purchaser with true and correct copies of all IRS Form 5500 filed for each Benefit Plan.

(l) To the Sellers’ Knowledge, all persons now or heretofore classified by the Company as independent contractors satisfy and have at all times satisfied the requirements of applicable Law to be so classified; the Company has fully and accurately reported their compensation on IRS Forms 1099 when required to do so; and the Company has no obligation to provide benefits with respect to such independent contractors under any Benefit Plan or otherwise.

(m) To the Sellers’ Knowledge, neither the Company nor any ERISA Affiliate currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(n) With respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliate that is subject to Section 4980B of the Code,

to the Sellers’ Knowledge, the Company and each ERISA Affiliate has complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(o) No Benefit Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Law or (ii) death or retirement benefits under any Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(p) To the Sellers’ Knowledge, the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or a Subsidiary to any current or former officer, employee, director or consultant (or dependents of such persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such persons) of the Company or a Subsidiary.

(q) Neither the Company nor any Subsidiary has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Benefit Plans, or to make any amendments to any of the Benefit Plans.

(r) The Company has reserved all rights necessary to amend or terminate each of the Benefit Plans without the consent of any other person.

(s) No Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or the dependents or other beneficiaries of any such current or former employee.

(t) To the Sellers’ Knowledge, each Benefit Plan and any other payment or arrangement for which the Company or any of its Subsidiaries has liability that is subject to Section 409A of the Code is in documentary compliance with and has been operated in compliance with Section 409A of the Code, and no person has a right to any gross up or indemnification from the Company or any Subsidiary with respect to any such Benefit Plan, payment or arrangement subject to Section 409A of the Code.

(u) The term “Foreign Plan” shall mean any Benefit Plan that is maintained outside of the United States. Each Foreign Plan complies with all applicable Law (including, without limitation, applicable Law regarding the form, funding and operation of the Foreign Plan) in all material respects. The Company Audited Financial Statements and Company Interim Balance Sheet accurately reflect the Foreign Plan liabilities and accruals for contributions required to be paid to the Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied. All contributions required to have been made to all Foreign Plans as of the Closing Date will have been made as of the Closing Date. There are no actions, suits or claims pending or, to the Sellers’ Knowledge, threatened with respect to the Foreign Plans (other than routine claims for benefits). There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any Foreign Plan which could have a material adverse effect on (1) any Foreign Plan or (2) the condition of the Company or any ERISA Affiliate.

3.17 Labor Matters.

(a) Set forth on Schedule 3.17(a) is a true and complete list of each Contract between the Company or any Affiliate and any of their respective employees, consultants, independent contractors or sales representatives (“Employees”). Neither the Company nor any of the Company’s employees is a party to any type of salary continuation plan, equity plan, phantom equity plan or any other type of similar arrangement that would financially obligate the Company or any Affiliate (“Salary Continuation Plans”). Neither the Company nor any of its Affiliates has any financial or other obligation under any Salary Continuation Plan. Neither the Company nor, to the Sellers’ Knowledge, any of the Company’s employees, independent contractors or consultants is a party to any non-compete, non-solicitation, confidentiality or exclusive services agreement or is subject to any other contractual or other obligation prohibiting either employment with or the providing of any services or information to the Company or any of its customers.

(b)(i) Neither the Company nor any Affiliate is a party to or bound by any union contract, collective bargaining agreement, independent contractor agreement, consultation agreement or other similar type of contract, (ii) neither the Company nor any Affiliate has agreed to recognize any union or other collective bargaining representative, (iii) no union or collective bargaining representative has been certified as representing the Employees and (iv) to the Sellers’ Knowledge, no organizational attempt has been made or threatened by or on behalf of any labor union or collective bargaining unit with respect to any Employees. Neither the Company nor any Affiliate has experienced any labor strike, dispute, slowdown or stoppage or any other labor difficulty since November 1, 2010 and, to the Sellers’ Knowledge, there are no facts or circumstances that may lead to any such labor dispute. To the Sellers’ Knowledge, there are no pending or threatened strikes, picketing, slowdowns, work stoppages, lock-outs, grievances upon the Company or its Affiliates or other labor disputes with respect to individuals employed by the Company or its Affiliates. To the Sellers’ Knowledge, there are no pending or threatened complaints, actions or charges with, or investigations by, any federal, state or local Government Agency (including but not limited to the National Labor Relations Board, Department of Labor or Equal Employment Opportunity Commission) or court with respect to any individual or group of individuals employed by, formerly employed by, or who sought employment with the Company or its Affiliates, relating in any way to or arising in any way out of employment, former employment or prospective employment. To the Sellers’ Knowledge, no individuals employed by the Company are represented by any labor organization, and no group of such individuals have made a pending demand for recognition or have filed a petition seeking a representation proceeding presently pending with the National Labor Relations Board.

(c) Schedule 3.17(c) sets forth a list of all Employees, their respective job titles, locations, exempt or non-exempt status, current annual salary or rate of all regular and special compensation and commissions (including any bonus, if applicable), and all accrued but unpaid sick or vacation time for each Employee as of the date hereof, and the amount owed in the event the employee was to cease being employed by the Company as of the date hereof, and the amount of all remuneration paid by the Company to each such Employee and to any manager or officer of the Company, during the twelve-month period preceding the date hereof. Except as set forth on Schedule 3.17(a), the Employees are “at will” and neither the Company nor any Affiliate employs any Employee who cannot be dismissed immediately, whether currently or immediately after the transactions contemplated by this Agreement and the Ancillary Agreements, without notice and without further liability to the Company or its Affiliates, as applicable. To the Sellers’ Knowledge, no Employee intends to terminate his or her employment relationship with the Company or an Affiliate, as applicable.

(d) To the Sellers’ Knowledge, the Company and its Affiliates: (i) are not in violation of applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours; (ii) have withheld and reported all amounts required by Law or Contract to be withheld and reported with respect to wages, salaries and other payments to their respective Employees; (iii) have no liability for any arrears of wages or any taxes or any penalty for violation of any of the foregoing; and (iv) have no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Government Agency, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the Ordinary Course of Business).

(e) The Company is now, and since November 1, 2010, has made commercially reasonable efforts to comply with all Laws prohibiting discrimination, harassment or retaliation on any basis against employees, former employees or applicants.

(f) The Company is now and since November 1, 2010, has made commercially reasonable efforts to comply with the Fair Labor Standards Act and any applicable state or local Laws with respect to the payment of wages or compensation.

(g) To the Sellers’ Knowledge, the Company is in compliance with the Immigration Reform and Control Act and has properly obtained and maintains a Form I-9 and supporting documentation for every employee of the Company.

(h) To the Sellers’ Knowledge, the Company has not received since November 1, 2010, any citations or complaints under the Occupational Safety and Health Act or any comparable state or local Law.

(i) Since November 1, 2010, there have been no plant closings, mass layoffs of Company employees or shutdowns that implicates the Worker Adjustment & Retraining Notification Act of 1988, as amended, or any similar Law, and the Company is not subject to any private agreement restricting the Company from relocating, closing or terminating its operations or facilities.

3.18 Bank Accounts. Schedule 3.18 sets forth a true and complete list of the name and address of each bank in which the Company or any Affiliate has an account or safe deposit box, the identifying numbers or symbols thereof and the names of all Persons authorized to draw thereon or to have access thereto.

3.19 Officers. Schedule 3.19 sets forth a true and complete list of the names and titles of all managers and officers of the Company and of each trustee, fiduciary or plan administrator of each employee benefit plan of the Company.

3.20 Environmental Matters.

(a) The Company has conducted its business, its operations and the properties where those operations are and have been conducted, in material compliance with, and is not and has not at any time been in material violation of any, environmental statutes, rules, regulations, ordinances and orders of any Government Agency applicable to the Company, including those relating to any hazardous, toxic regulated or polluting substance, waste or material as identified by applicable Law, including, without limitation, petroleum or petroleum products, asbestos, polychlorinated biphenyls (“PCBs”) and radioactive materials (“Hazardous Substances”). To the Sellers’ Knowledge, no notice, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or threatened by any Government Agency or regulatory agency: (i) with respect to any alleged violation of any environmental statute, ordinance, rule, regulation or order of any Government Agency applicable to the Company or its business; or (ii) with respect to any alleged failure to have or obtain any environmental permit, certificate, license, approval, registration or authorization required in connection with or applicable to the Company or its business; or (iii) with respect to any use, possession, generation, treatment, storage, recycling, transportation, remediation or disposal of Hazardous Substances by or on behalf of the Company or its businesses. The Company has not received and is not aware of any request for information, notice of claim, demand or notification that it is or may be potentially responsible with respect to any investigation or clean-up of any threatened or actual release of any Hazardous Substance in the conduct of its business or located on any property owned, operated or leased by the Company.

(b) To the Sellers’ Knowledge, the Company has not used, generated, treated, handled, stored, recycled or disposed of any Hazardous Substances or permitted same on any property owned, operated or leased by the Company except for such Hazardous Substances in commercially reasonable quantities as are ordinarily and customarily used, generated, treated, stored, recycled or disposed of in the conduct of the Company’s business, and only in compliance with applicable environmental Laws, nor has anyone else treated, stored, recycled or disposed of any Hazardous Substances on any property owned, operated or leased by the Company in the conduct of its business except for such Hazardous Substances in commercially reasonable quantities as are customarily and ordinarily used, generated, treated, stored, recycled or disposed of in the conduct of the Company’s business which have only been used, generated, treated, stored, recycled or disposed of in compliance with applicable environmental Laws. No PCBs, underground storage tanks, active or abandoned, or asbestos-containing materials are or have been present at any property owned, operated or leased by the Company in the conduct of its business or were present on property previously owned, operated or leased by the Company during the time it was so owned, operated or leased.

(c) To the Sellers’ Knowledge, no Hazardous Substance owned or possessed by the Company in the conduct of its business has come to be located at any site which is listed or proposed for listing under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or on any similar state list, or which is the subject of federal, state or local enforcement actions or requirement with respect to investigation or remediation which may lead to claims against the Company or Seller for clean-up costs, remedial work, damages to natural resources or for personal injury or property damage claims, including but not limited to claims under CERCLA. No Hazardous Substance has been released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape (“Released”) by the Company in the conduct of its business at, on, from or under any property currently or formerly owned, operated or leased by the Company. No Hazardous Substance has been Released by any third party at, on, from or under any property owned, operated or leased by the Company.

(d) To the Sellers’ Knowledge, no oral or written notification of a Release or threat of Release of a Hazardous Substance has been filed by or on behalf of the Company or, by any third party, in relation to any property owned, operated or leased by the Company in the conduct of its business. No such property is listed or proposed for listing on the National Priority List promulgated pursuant to CERCLA or on any similar state list of sites requiring investigation or clean-up. There are no environmental liens on any property owned, operated or leased by the Company in the conduct of its business. No consent, approval or authorization of, or registration or filing with any person, including any environmental authority, is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(e) The Company has provided Purchaser with copies of all environmental inspections, investigations, studies, audits, tests, reviews or other analyses resulting in written reports conducted in relation to any property or any business owned, operated or leased by the Company in the conduct of its business. The Sellers do not know of any facts or circumstances related to environmental matters concerning any of the properties or businesses used in the conduct of the Company’s business that could reasonably be expected under applicable environmental Laws as presently in force to serve as a basis for any future environmental claims, liabilities or responsibilities against the Company.

3.21 Customers and Suppliers. Schedule 3.21 hereto sets forth a list of: (a) all material customers of the Company and its Affiliates on a consolidated basis since November 1, 2010; and (b) the 20 largest suppliers by dollar volume of purchases by the Company and its Affiliates on a consolidated basis and the aggregate dollar volume of purchases by the Company and its Affiliates on a consolidated basis from such suppliers since November 1, 2010. All such customers and suppliers continue to be customers or suppliers, as applicable, of the Company or an Affiliate and none of such customers or suppliers has reduced materially its business with the Company or its Affiliates from the levels achieved during the year ended December 31, 2011, and to the Sellers’ Knowledge, no such reduction will occur. None of such customers or suppliers has terminated or has given notice to terminate or materially change its relationship with the Company or its Affiliates, nor, to the Sellers’ Knowledge, do any such customers or suppliers intend to do so. Neither the Company nor any Affiliate has granted any unusual credit or other sales terms to the customers or others outside the Ordinary Course of Business. There are no, and since November 1, 2010, there have not been any, disputes or controversies involving, in the aggregate, more than $50,000 between the Company or an Affiliate and any customer or supplier. The Company and its Affiliates enjoy good working relationships with their customers and suppliers. To the best of the Sellers’ Knowledge, alternative sources of supply, on substantially similar terms and conditions, exist for all material goods or services purchased by or supplied to the Company.

3.22 Transactions with Related Parties. Except as set forth on Schedule 3.22, neither the Company, any Affiliate, any Seller, nor any current or former employee, officer or manager of the Company or any Affiliate, nor any parties related to or affiliated with any of the foregoing (the “Company Persons”): (a) has borrowed money from or loaned money to a Company Person which has not been repaid; (b) has any Contractual or other claim, express or implied, of any kind whatsoever against a Company Person; (c) has any interest in any property or assets used by the Company or an Affiliate in its business; or (d) has been engaged in any other transaction with the Company or an Affiliate (other than employment relationships set forth on Schedule 3.17(c)).

3.23 Absence of Certain Business Practices. Since November 1, 2010, none of the Company, any Affiliate or any Seller, nor, to the Sellers’ Knowledge, any officer, employee, agent or other Person associated with or acting on behalf of any of them, has, directly or indirectly, (a) given or agreed to give any payment, gift, rebate, payoff, bribe, kickback or similar payment or benefit to any Person, regardless of form, whether in money, property or services, (i) to obtain favorable treatment in securing business for the Company or any Affiliate, (ii) to pay for favorable treatment for business secured by the Company or any Affiliate, (iii) to obtain special concessions of for special concessions already obtained, for or in respect of the Company or any Subsidiary, (iv) which subjected or might have subjected the Company to any damage or penalty in any criminal or governmental litigation or proceeding, or (v) which violated any Law, including which, in case of a payment made directly or indirectly to an official or employee of any government or of an agency or instrumentality of any government, constitutes an illegal bribe or kickback (or, if made to an official or employee of a foreign government, is unlawful under the Foreign Corrupt Practices Act of 1977) or, in the case of a payment made directly or indirectly to a Person other than an official or employee of a government or of an agency or instrumentality of a government, constitutes an illegal bribe, illegal kickback or other illegal payment under any Law of the United States or under the Law of any state which subjects the payor to a criminal penalty or the loss of a license or privilege to engage in a trade or business or the termination of a customer contract, or (b) established or maintained any fund or asset with respect to the Company or an Affiliate that has not been recorded in the books and records of the Company and its Affiliates.

3.24 Brokers’ and Finders’ Fees. No Person, other than Angle Advisors, has acted, directly or indirectly, as a broker, finder or financial advisor for the Company, any Affiliate or the Sellers in connection with the negotiations relating to the transactions contemplated by this Agreement, and no Person is entitled to any fee or commission or like payment in respect thereof based in any way on any agreement, arrangement or understanding made by or on behalf of the Company, any Affiliate or the Sellers.

3.25 Disclosure. All documents and other materials delivered to Purchaser by or on behalf of the Company, its Affiliates or the Sellers in connection with the transactions contemplated by this Agreement are materially accurate and complete and authentic at the date when such information is furnished. No representation or warranty by the Company or the Sellers in this Agreement, and no exhibit, document, certificate or schedule furnished or to be furnished to Purchaser pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a fact necessary to make the statements or facts contained herein or therein not misleading or necessary to provide Purchaser with adequate and complete information as to the Company and its affairs. There is no fact known by the Company or the Sellers (other than the general economic conditions) including the existence of any Law currently in effect or proposed, that materially and adversely affects or, so far as the Company and the Sellers can reasonably foresee, threatens, the assets, business, financial condition or results of operations of the Company or the ability of the Company or the Sellers to perform under this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Sellers as follows:

4.1 Existence and Good Standing. Purchaser is duly organized, validly existing and in good standing under the laws of the State of Indiana.

4.2 Validity and Enforceability. Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of Purchaser. This Agreement and each of the Ancillary Agreements to which it is a party have been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery by the Company and the Sellers, as applicable, represent the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with their respective terms.

4.3 No Violation. Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the performance by Purchaser of its obligations hereunder and thereunder will: conflict with or result in any Violation of (a) any provision of the articles of incorporation or bylaws of Purchaser, or (b) any Laws or Order applicable to Purchaser.

4.4 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notification to, any Government Agency or any other Person, is required in connection with the execution and delivery by Purchaser of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby.

4.5 Litigation. There is no Order or Proceeding pending, or to the knowledge of Purchaser, threatened against Purchaser that would give any Person the right to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent Purchaser from complying with the terms of this Agreement.

ARTICLE 5

INDEMNIFICATION

5.1 Survival. The representations and warranties given or made in this Agreement shall survive for a period of two (2) years after the Closing Date and shall thereafter terminate and be of no further force or effect; provided, that (i) the representations and warranties in Article 2, Sections 3.1, 3.2 and 3.24 and Article 4 shall survive for five (5) years, and (ii) the representations and warranties in Sections 3.15 shall survive until the statute of limitation period, as extended, plus a period of 90 days. The representations and warranties listed in clauses (i) and (ii) above are referred to herein as the “Fundamental Representations.”

5.2 General Indemnification by the Sellers. The Sellers shall, jointly and severally, indemnify, defend, protect and hold harmless Purchaser, the Company and each of their respective directors, officers, members, managers, affiliates, attorneys, agents, representatives, employees, successors and assigns (collectively, the “Purchaser Indemnified Parties”) from, against and in respect of all liabilities, losses, claims, damages (including punitive, direct and indirect and consequential damages and lost revenue and income), actions, suits, proceedings, demands, fines, penalties, assessments, adjustments, settlement payments, deficiencies, diminution in value, Taxes, costs and expenses, including reasonable attorneys’ fees and expenses (collectively, “Claims”), whether or not involving a third party claim, suffered, sustained, incurred or paid by any Purchaser Indemnified Party in connection with, based upon, resulting from or arising out of, directly or indirectly:

(a) any inaccuracies in or any breach of any representation or warranty of any of the Sellers contained in this Agreement (including any schedule or exhibit attached hereto) or any Ancillary Agreement delivered by any Seller in connection herewith; provided, however, that each Seller shall be severally and not jointly liable for any breach of the representations and warranties contained in Article 2 of this Agreement;

(b) any non-fulfillment by any Seller of any covenant or agreement set forth in this Agreement or any Ancillary Agreements, or any failure by any Seller to fulfill any other obligation in respect hereof or thereof; and

(c) any Specified Liabilities.

5.3 General Indemnification by Purchaser. Purchaser shall indemnify, defend, protect and hold harmless the Sellers and each of their officers, managers, members, board members, attorneys, agents, representatives and employees (collectively, the “Seller Indemnified Party”) from, against and in respect of all Claims suffered, sustained, incurred or paid by a Seller Indemnified Party in connection with, based upon, resulting from or arising out of, directly or indirectly:

(a) any inaccuracies in or any breach of any representation or warranty of Purchaser set forth in this Agreement (including any schedule or exhibit attached hereto) or any Ancillary Agreement delivered by Purchaser in connection herewith; and

(b) any non-fulfillment by Purchaser of any covenant or agreement set forth in this Agreement or any Ancillary Agreements, or any failure by Purchaser to fulfill any other obligation in respect hereof or thereof.

5.4 Indemnification Procedures. All claims or demands for indemnification under Sections 5.2 and 5.3 shall be asserted and resolved as follows:

(a) In the event that any Proceeding shall be instituted or that any claim or demand for which an indemnifying party (the “Indemnifying Party”) would be liable to a Purchaser Indemnified Party or a Seller Indemnified Party (the “Indemnified Party”) hereunder is asserted against an Indemnified Party by a third party, the Indemnified Party shall promptly notify the Indemnifying Party of such claim or demand (the “Claim Notice”), specifying the nature of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand). The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly, but no later than thirty (30) days from the receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party: (i) whether or not the Indemnifying Party disputes the Indemnifying Party’s liability to the Indemnified Party hereunder with respect to such claim or demand; and (ii) if the Indemnifying Party does not dispute such liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against such claim or demand, provided that the Indemnified Party is hereby authorized (but not obligated) prior to and during the Notice Period to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem necessary or appropriate to protect the Indemnified Party’s interests. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party does not dispute the Indemnifying Party’s obligation to indemnify hereunder and desires to defend the Indemnified Party against such claim or demand and except as hereinafter provided, the Indemnifying Party shall have the right to defend against, negotiate, settle or otherwise deal with any such claim or demand (with counsel reasonably satisfactory to the Indemnified Party); provided, that (i) the defense of such claim or demand by an Indemnifying Party will not, in the reasonable judgment of the Indemnified Party, have a material adverse effect on the Indemnified Party, (ii) the Indemnifying Party has sufficient financial resources, in the reasonable judgment of the Indemnified Party, to satisfy the amount of any adverse monetary judgment that is reasonably likely to result, (iii) the claim or demand solely seeks (and continues to seek) monetary damages, (iv) the claim or demand does not include criminal charges, (v) the Indemnifying Party expressly agrees in writing to be fully responsible for all Claims relating to such claim or demand, and (vi) unless the Indemnified Party otherwise agrees in writing, the Indemnifying Party may not settle any matter (in whole or in part) unless such settlement includes a complete and unconditional release of the Indemnified Party (the conditions set forth in clauses (i) through (vi) are, collectively, the “Litigation Conditions”). If the Indemnified Party desires to participate in, but not control, any such defense or settlement the Indemnified Party may do so at its sole cost and expense; provided, that if (i) so requested by the Indemnifying Party to participate, (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, (iii) any of the Litigation Conditions ceases to be met or (iv) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such claim or demand, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense; provided, further, that upon the occurrence of clauses (i) through (iv) above, the Indemnifying Party shall have the right to participate in, but not control, the defense of such claim or demand at the sole cost and expense of the

Indemnifying Party. If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the Indemnified Party, without waiving any rights against the Indemnifying Party, may settle or defend against any such claim or demand in the Indemnified Party’s sole discretion and, if it is ultimately determined that the Indemnifying Party is responsible therefor under this Section 5.4, then the Indemnified Party shall be entitled to recover from the Indemnifying Party the amount of any settlement or judgment and all costs and expenses of the Indemnified Party with respect thereto, including interest from the date judgment is rendered at the fluctuating rate per annum equal to two percentage points in excess of the prime rate published from time to time in The Wall Street Journal (the “Applicable Rate”).

(b) A claim or demand for indemnification for any matter not involving a third party claim may be asserted by reasonably prompt notice to the Indemnifying Party; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article 5 except to the extent that the Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party does not notify the Indemnified Party within the Notice Period that the Indemnifying Party disputes such claim, the amount of such claim shall be presumed a liability of the Indemnifying Party hereunder.

(c) Nothing herein shall be deemed to prevent the Indemnified Party from making (and an Indemnified Party may make) a claim hereunder for potential or contingent claims or demands provided the Claim Notice sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and the Indemnified Party has reasonable grounds to believe that such a claim or demand may be made. The Indemnified Party’s failure to give reasonably prompt notice to the Indemnifying Party of any actual, threatened or possible claim or demand which may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to the Indemnified Party unless the failure to give such notice materially and adversely prejudiced the Indemnifying Party.

5.5 Limitation on Purchaser Indemnified Party Claims. Notwithstanding the foregoing provisions of this Article 5:

(a) The Sellers shall not be obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 5.2(a) until the amount of the Purchaser Indemnified Parties' Claims under Section 5.2(a) exceed Six Hundred Fifty Thousand and 00/100 Dollars ($650,000.00), in which event, the Sellers shall be obligated to indemnify the Purchaser Indemnified Parties to the extent of all Claims; and

(b) in no event will the aggregate liability of the Sellers to indemnify the Purchaser Indemnified Parties pursuant to Section 5.2(a) exceed the aggregate amount of Five Million and 00/100 Dollars ($5,000,000.00).

5.6 Sellers Indemnification for Inventory Matters. Notwithstanding the foregoing provisions of this Article 5, the following will govern any Claims under Section 5.2(a) for any inaccuracies in or any breach of any representation or warranty of any of the Sellers contained in

Section 3.6: (a) any such Claims will be excluded from the basket described in Section 5.5(a), (b) if the aggregate of such Claims exceeds $600,000, the Sellers will indemnify the Purchaser Indemnified Parties to the extent of all such Claims in excess of $600,000, and Purchaser will immediately notify Seller to pick up such inventory within ten (10) business days of such Claim, and (c) if the aggregate of such Claims exceed $1,100,000, up to $500,000 of such Claims in excess of $1,100,000 will be included when calculating the aggregate liability of the Sellers pursuant to Section 5.5(b).

5.7 Exceptions to Limitations. Nothing herein shall be deemed to limit or restrict in any manner any rights or remedies that any party has, or might have, at law, in equity or otherwise, against any other party hereto, based on any fraud, willful misrepresentation, willful breach of warranty or willful failure to fulfill any agreement or covenant.

5.8 Payment of Indemnification Obligations. In the event that any Indemnifying Party is required to make any payment under this Article 5, such party shall promptly pay the Indemnified Party the amount of such indemnity obligation. In the event the Indemnified Party is a Purchaser Indemnified Party, Purchaser will first recover from the Escrow.

5.9 Consideration Adjustments. Amounts paid to or on behalf of the parties shall be treated as adjustments to the Closing Payments.

ARTICLE 6

TAX MATTERS

6.1 Tax Returns.

(a) Tax Periods Ending on or Before the Closing Date. The Sellers shall cause to be prepared all Tax Returns for the Company and its Affiliates for all Tax periods ending on or prior to the Closing Date. With respect to all tax periods ending on or prior to the Closing Date which are filed after the Closing Date (the “Short Tax Periods”): (i) the Company and, to the extent allowed by Law, its Affiliates shall close its books as of the end of the Short Tax Period (which will include the Closing Date) and compute taxable income or taxable loss for the Short Tax Period on the basis of the permanent books and records (including work papers) of the Company for such periods; (ii) the Sellers shall cause to be prepared the necessary Tax Returns of the Company and its Affiliates; and (iii) the Sellers shall cause such Tax Returns to be filed by the due date of such returns (taking into account any extensions). The Sellers shall provide such Tax Returns and all other Tax Returns to Purchaser not less than forty-five (45) days prior to the due date thereof (as the same may be extended) and permit Purchaser to review and comment on each such Tax Return prior to filing. The Sellers shall include any income, gain, loss, deduction or other tax items for such periods on its Tax Returns in a manner consistent with the Schedule K-1s furnished to the Sellers for such periods.

(b) Tax Periods Ending After Closing Date. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Affiliates for all periods ending after the Closing Date.

6.2 Cooperation on Tax Matters.

(a) Purchaser and the Sellers shall cooperate fully in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes of the Company and its Affiliates. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available during normal business hours on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser agrees: (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Affiliates relating to any taxable period beginning before the Closing Date until the later of the expiration of the federal statute of limitations (and any extensions thereof) or seven (7) years after the filing of such Tax Returns, and to abide by all record retention agreements entered into with any taxing authority; and (ii) to give the Sellers reasonable written notice prior to transferring, destroying or discarding any such books and records and, if so requested, the Sellers shall be allowed to take possession of such books and records.

(b) The Sellers shall have the right to elect to control any audit or examination by any taxing authority, contest, resolve and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment relating or with respect to any Taxes of the Company and its Affiliates that relates solely to any Pre-Closing Tax Period; provided, however, that Purchaser shall promptly notify Seller of any audit, proceeding or other event described in the preceding clause of this sentence (an “Event”), provided further, however, Purchaser shall have the right to participate in such Event and consult with the Sellers with respect to the resolution of any issue relating to Taxes arising as a result of or in connection with such Event and the Sellers shall not, without the prior consent of Purchaser (which shall not be unreasonably conditioned, withheld or delayed), finally settle, compromise or resolve any matter related to such Event. Purchaser shall have the right to control any Event that does not relate solely to any Pre-Closing Tax Period; provided, however, that the Sellers shall have the right to participate in such Event and consult with Purchaser with respect to the resolution of any issue relating to Taxes arising as a result of or in connection with such Event and Purchaser shall not, without the prior consent of the Sellers (which shall not be unreasonably conditioned, withheld or delayed), finally settle, compromise or resolve any matter related to such Event if such final settlement, compromise or resolution would result in liability to the Sellers.

6.3 Straddle Period. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of the Company and its Affiliates that is attributable to any Straddle Period will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 6.3. The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-

added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. In the case of a Tax that is (i) paid for the privilege of doing business during a period (a “Privilege Period”) and (ii) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” shall mean such accounting period and not such Privilege Period.

6.4 Tax Refunds and Credits. Any Tax refund received by Purchaser or the Company, and any amounts credited against Tax utilized by Purchaser or the Company, and which refund or credit relates to Taxes paid by the Company for any Pre-Closing Tax Period or Pre-Closing Straddle Period (other than any refund or credit resulting from the carryback of any Tax attribute generated after the Closing Date), shall be for the account of the Sellers, and Purchaser or the Company shall pay over to the Sellers the amount equal to such refund or credit net of any reasonable costs or Taxes attributable to obtaining such refund or credit within ten (10) days after receipt or utilization thereof. Notwithstanding the foregoing or anything in this Agreement to the contrary, subject to the second sentence of Section 5.8, to the extent there is not any money remaining in the Escrow, Purchaser and the Company shall have the right to set-off against or withhold from any Tax refunds or credits received by Purchaser or the Company after the Closing for the account of the Sellers any amount for which it is entitled to recovery or payment under this Agreement that is unpaid and any amount subject to any pending claim asserted pursuant to this Agreement until such claim is finally resolved.

6.5 Purchase Price Allocation. The Sellers and Purchaser have agreed to an allocation of the Purchase Price plus other relevant items for all purposes (including Tax and financial accounting) in a manner consistent with GAAP and Section 1060 of the Internal Revenue Code and Regulations thereunder prepared by Plante Moran and reviewed and agreed upon by Grant Thorton on behalf of Purchaser. The parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation and shall not take any position inconsistent herewith, unless otherwise required by Law. Purchaser will not file any federal income Tax Returns on behalf of the Company for any Pre-Closing Tax Period without the prior consent of the Sellers (which shall not be unreasonably conditioned, withheld or delayed).

ARTICLE 7

GENERAL PROVISIONS

7.1 Certain Definitions. (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 7.1(a):

“Ancillary Agreements” means the Escrow Agreement, the Non-Compete Agreements, and each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser, the Company, or any of the Sellers in connection with the consummation of the transactions contemplated by this Agreement, in each case only as applicable to the relevant party or parties to such Ancillary Agreement, as indicated by the context in which such term is used.

“Certified Indebtedness” means the aggregate amount of Indebtedness of the Company and its Affiliates.

“Contracts” means all contracts, agreements, leases, commitments, instruments, guarantees, bids, orders, proposals and all oral understandings.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with the Company or (ii) which together with the Company is treated as a single employer under Section 414(t) of the Code.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing or otherwise supporting in whole or in part the payment of any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (b) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligations of the payment of such Indebtedness or to protect such obligee against loss in respect of such Indebtedness (in whole or in part). The term “Guarantee” used as a verb has a correlative meaning.

“Government Agency” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision or regulatory authority, or any federal state, local or foreign court or arbitrator.

“Indebtedness” of any Person means: either (a) any liability of any Person (i) for borrowed money (including the current portion thereof), or (ii) under any reimbursement obligation relating to a letter of credit, bankers’ acceptance or note purchase facility, or (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), or (iv) for the payment of money relating to leases that are required to be classified as a capitalized lease obligation in accordance with GAAP, or (v) for all or any part of the deferred purchase price of property or services (other than trade payables), including any “earn-out” or similar payments or any non-compete payments, or (vi) under interest rate swap, hedging or similar agreements or (b) any liability of others described in the preceding clause (a) that such Person has Guaranteed, that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person. For purposes of this Agreement, Indebtedness includes (A) any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties and fees or expenses (including attorneys’ fees) associated with the prepayment of any Indebtedness, (B) cash, book or bank account overdrafts and (C) any and all amounts owed by the Company or any Affiliate to any of its Affiliates, including any of the Sellers not accrued in the Ordinary Course of Business.

“Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and uniform resource locators, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; moral and economic rights of authors and inventors; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof; and all documentation and embodiments of the foregoing.

“Law” means any law, statute, code, ordinance, rule, regulation or other requirement of any Government Agency.

“Material Adverse Effect” means any change, development or effect having a material adverse change on the properties, assets, liabilities, results of operations, condition (financial or otherwise), employee or customer relations, or prospects of the Company or its Affiliates; provided, however, that any adverse effect arising out of or resulting from an event, occurrence or condition, or series of events, occurrences or conditions relating to: (a) the custom design sensors and switches and electromechanical assemblies industry generally; (b) the United States economy generally; (c) general legal, regulatory, political, business, economic, financial or securities market conditions in the United States; (d) acts of war, insurrection, sabotage or terrorism shall not constitute a Material Adverse Effect; or (e) the failure, in and of itself, by the Company or any of its Affiliates to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement shall not be a Material Adverse Effect

“Order” means any order, judgment, injunction, assessment, award, decree, ruling, charge or writ of any Government Agency.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the business of the Company and its Affiliates through the date hereof consistent with past custom and practice (including with respect to quantity and frequency).

“Permit” means any permit, license, approval, certificate, qualification, consent or authorization issued by or to a Governmental Agency.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, trust or other entity.

“Proceeding” means any demand, charge, complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind (whether civil, criminal, administrative, investigative, informal or other, at law or in equity) commenced, filed, brought, conducted or heard by, against, to, of or before or otherwise involving, any Government Agency.

“Sellers’ Knowledge” means all information that is actually known, or in the exercise of reasonable diligence, should be known, by each of the Company, each Affiliate and each Seller (and, if applicable, each of their respective members, managers, officers, directors and the individuals who execute the Joinder, attached hereto as Exhibit “A”).

“Selling Expenses” means all (a) unpaid costs, fees and expenses of outside professionals incurred by the Company, any Affiliate or any of the Sellers of which the Company or any Affiliate has agreed to pay relating to the process of selling the Company or any Affiliate whether incurred in connection with this Agreement or otherwise, including all legal fees, accounting, tax, investment banking fees and expenses and (b) bonuses payable to employees, agents and consultants of and to the Company or any Affiliate as a result of the transactions contemplated by this Agreement and unpaid by the Company or any Affiliate as of the Closing Date (including the employer portion of any payroll, social security, unemployment or similar Taxes).

“Specified Liabilities” means (a) all Certified Indebtedness, (b) all Selling Expenses not fully paid prior to the date hereof, (c) any royalty payments, penalties or other payments to Delphi Technologies Inc., Autoliv, or any of their respective affiliates for sales of Gen V BTS to customers other than Ford and its assigned system integrators, (d) (i) all Taxes (or the nonpayment thereof) of the Company and any Affiliate for any Pre-Closing Tax Period and any Pre-Closing Straddle Period, (ii) all Taxes of any member of an affiliated, combined or unitary group of which the Company or any Affiliate is or was a member on or prior to the date hereof, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law, and (iii) any and all Taxes of any Person (other than the Company or any of its Affiliates) imposed on the Company or any of its Affiliates as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the date hereof, or (e) all Claims arising solely out of the operation of the Company or its Affiliates prior to the date hereof.

(b) For purposes of this Agreement, the following terms have meanings set forth in the sections indicated below:

Term	Section
Affiliates	3.1(c)
Allocation	6.3
Applicable Rate	5.4(a)
Benefit Plans	3.16(a)
CERCLA	3.20(c)
Claim Notice	5.4(a)
Claims	5.2
Closing Date	1.1
Code	3.15(a)
Company	Recitals

Company Audited Financial Statements	3.3(a)
Company Interim Balance Sheet	3.3(a)
Company Persons	3.22
Co-Sponsor	3.16(i)
Employees	3.17(a)
ERISA	3.16(a)
Escheat Laws	3.15(l)
Escrow Agreement	1.3(a)(viii)
Event	6.2(b)
Foreign Plan	3.16(u)
Former Co-Sponsor	3.16(i)
Fundamental Representations	5.1
GAAP	3.3(a)
Governing Documents	3.1(d)
Hazardous Substances	3.20(a)
Indemnified Party	5.4(a)
Indemnifying Party	5.4(a)
IRS	3.16(a)
Liens	1.1
Litigation Conditions	5.4(a)
Material Contract	3.11(a)
Membership Interests	1.1
Non-Compete Agreements	1.3(a)(ix)
Notice Period	5.4(a)
Owned Real Property	3.8(a)
PCBs	3.20(a)
Permitted Exceptions	3.8(b)
Post-Closing Straddle Period	6.4
Pre-Closing Straddle Period	6.4
Pre-Closing Tax Period	3.15(h)
Privilege Period	6.4
Purchaser	Preamble
Purchaser Indemnified Parties	5.2
RB D&R Tech	Preamble
Real Property Leases	3.8(b)
Registered Intellectual Property Rights	3.10
Release	3.20(c)
Salary Continuation Plans	3.17(a)
Seller Indemnified Party	5.3
Sellers	Preamble
Short Tax Periods	6.1(a)
Straddle Period	3.15(b)
Tax	3.15
Tax Return	3.15
Transfer Taxes	6.2

Urban	Preamble
Violation	2.4
Wanxiang	Preamble

(c) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) The words “include,” “includes” and “including” or any variation thereof shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(ii) The words “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(iii) The insertion of headings, provision of a table of contents, division of this Agreement into Articles, Sections and other subdivisions in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement;

(iv) Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall be applicable to both genders; and

(v) All references to monetary amounts are to currency of the United States of America.

(d) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile or electronic mail (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

If to the Sellers:	c/o Roger Brown 5111 Maryland Way, Suite 201 Brentwood, Tennessee 37027 Fax No: (615) 221-1122

With a copy, which copy will not constitute notice, to:	Don S. Hershman Hershman Cohen LLC 101 North Wacker Drive Sixth Floor Chicago, Illinois 60606 Fax No: (312) 780-7586

If to Purchaser, to:	John Dudek Chief Legal Officer CTS Corporation 905 West Blvd North Elkhart, Indian 46514 Fax No: (574) 294-6151

7.3 Entire Agreement; No Assignment; No Third Party Beneficiaries; Waiver. This Agreement (including the rights and obligations hereunder), the Exhibits hereto, the Disclosure Schedule and the Ancillary Agreements: (a) constitute the entire understanding and agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (b) shall not be assigned (by operation of law or otherwise) without the prior written consent of the other parties hereto, except that Purchaser may assign (by operation of law or otherwise) this Agreement and any or all rights or obligations hereunder to any affiliate of Purchaser or any Person to which Purchaser or any of its affiliates proposes to sell all or substantially all of the assets relating to Purchaser’s business; and (c) shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing herein or therein, express or implied, is intended to or shall confer upon any other Person any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No waiver of any of the provisions of this Agreement shall be effective unless made in a writing by the party making the waiver or be deemed or constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

7.4 Amendment. This Agreement, including the Exhibits and Schedules hereto, can be amended, supplemented or changed by the parties hereto at any time only by execution of an instrument in writing making specific reference to this Agreement signed by all of the parties hereto.

7.5 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, all other terms or provisions of this Agreement will continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision so as to achieve, to the extent possible, the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

7.6 Specific Performance. The parties recognize and agree that in the event that a party should breach this Agreement, irreparable damage to the other parties would occur and monetary damages alone will not be adequate. The parties shall therefore be entitled, in addition to any other remedies that may be available, including money damages, to obtain specific performance of the terms of this Agreement, including the Sellers’ obligation to sell the Membership Interests to Purchaser. In the event of any action to enforce this Agreement specifically, all of the parties hereby waive the defense that there is an adequate remedy at law and any requirement for bond or other security in connection therewith.

7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Illinois, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Cook County, Illinois, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the Laws of the State of Illinois for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

7.8 Further Assurances. Without limiting any other rights or obligations of the parties contained in this Agreement, following the Closing Date, each party agrees to execute, or cause to be executed, such documents, instruments or conveyances and take such actions as may be reasonably requested by the other party to effectuate the purposes of this Agreement, including, without limitation, such instruments as shall be reasonably requested by Purchaser to vest in Purchaser title in and to the Membership Interests in accordance with the provisions of this Agreement.

7.9 Publicity. Neither Purchaser nor the Sellers shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Purchaser or its Affiliates lists securities.

7.10 Counterparts. This Agreement and the Ancillary Agreements, and any amendments hereto or thereto: (a) may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart; and (b) to the extent signed and delivered by means of a facsimile machine or e-mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail as a defense to the enforceability of a contract and each party forever waives any such defense.

[Remainder of page intentionally left blank – Signature pages follow]

IN WITNESS WHEREOF, each party has caused this Membership Interest Purchase Agreement to be duly executed personally or by its duly authorized officer or representative on the date first above written.

SELLERS: WANXIANG PRODUCT DEVELOPMENT CORP.
By:	/s/ Paul Cumberland
	Name:	Paul Cumberland
	Title:	Authorized Signer
RB D&R, LLC
By:	/s/ Roger Brown
	Name:	Roger Brown
	Title:	Manager

/s/ Anthony Urban
Anthony Urban
PURCHASER: CTS CORPORATION
By:	/s/ Vinod M. Khilnani
	Name:	Vinod M. Khilnani
	Title:	Chairman, President and Chief Executive Officer

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